REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of November 18, 2013 by and between Cardiome Pharma Corp (the “Company”), and CarCor Investment Holdings LLC, a Delaware limited liability company (the “Initial Holder”).

WHEREAS, the Company has entered into the Stock and Asset Purchase Agreement dated as of November 18, 2013 (the “Purchase Agreement”), by and among the Company, Cardiome International AG, Murk Acquisition Sub, Inc., Correvio LLC and the Initial Holder, pursuant to which the Initial Holder was issued an aggregate of nineteen point nine per cent (19.9%) of the Company’s Common Shares outstanding immediately prior to the Closing (the “Shares”). Capitalized terms not defined herein shall have the meaning given to them in the Purchase Agreement.

WHEREAS, the Company has agreed to grant to the Initial Holder (and its assignees and transferees) the registration rights described in this Agreement (the “Registration Rights”).

NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, hereby agree as follows:

ARTICLE I
DEFINITIONS

The following capitalized terms used herein have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. As used in this definition, the term “control” means the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise

“Agreement” is defined in the preamble hereto.

“Applicable Canadian Commissions” is defined in Section 2.5(a).

“Applicable Canadian Jurisdictions” is defined in Section 2.5(a).

“Applicable Canadian Securities Legislation” is defined in Section 2.5(a).

“Business Day” means a day other than Saturday or Sunday or a day on which banks are required or authorized to close in the State of New York or the Province of British Columbia.

“Canadian Commissions” means the securities commission or similar regulatory authority of each of the provinces or territories of Canada and any successor regulatory authorities having similar powers and, to the extent applicable in any such province or territory, a federal securities commission or similar regulatory authority.

“Canadian Prospectus” means any prospectus of the Company filed with the Canadian Commissions under Canadian Securities Legislation in order to qualify a distribution of capital stock of the Company for its own account or for the account of one or more other shareholders of the Company; all amendments and supplements to any such prospectus; and all other material incorporated by reference in any such prospectus.

“Canadian Securities Legislation” means, collectively, the applicable securities legislation, regulations, rules, policies, blanket rulings, decisions and orders of each of the provinces and territories of Canada and the Canadian Commissions or, to the extent applicable in any such province or territory, the applicable securities legislation, regulations, rules, policies, blanket rulings, decisions and orders of the Government of Canada and any federal securities commission.

“Chosen Courts” is defined in Section 7.3(b).

“Claims” is defined in Section 3.2(a).

“Closing Date” has the meaning set forth in the Purchase Agreement.

“Commission” means the Securities and Exchange Commission.

“Company” is defined in the preamble hereto.

“Designated Holder” means the Initial Holder or such other Holder as may be designated by the Initial Holder in writing as the Designated Holder.

“Effective Period” is defined in Section 2.5(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the Securities Act.

“Holder Information” is defined in Section 3.1.

“Holders” means (a) the Initial Holder and (b) any assignee or transferee of the Initial Holder of any of the Registrable Securities; provided that such assignee or transferee agrees in writing to be bound by the provisions hereof and the Initial Holder agrees in writing that such assignee or transferee may be treated as a Holder.

“Indemnifying Party” is defined in Section 3.3.

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act.

“Lockup Period” is defined in Section 6.2(a).

“NASDAQ” means (i) The Nasdaq Global Market Select, (ii) The Nasdaq Global Market and (iii) The Nasdaq Capital Market.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, estate, trust, unincorporated association or other entity, any federal, state, provincial, territorial, county or municipal government or any bureau, department or agency thereof and any fiduciary acting in such capacity on behalf of any of the foregoing.

“Piggy-Back Registration” is defined in Section 2.2(a).

“Prospectus” means the prospectus or prospectuses included in the Registration Statement, including any documents incorporated therein by reference.

“Registrable Securities” means the Shares and any additional shares of the Company’s Common Shares, and any other debt or equity securities issued by the Company, in any case issued with respect to any Shares or such other securities by way of share or other dividend, distribution, stock split or stock consolidation or in connection with a combination of shares, recapitalization, merger, amalgamation, arrangement, consolidation or other reorganization or otherwise, and any shares of Common Shares or other Registrable Securities issuable upon conversion, exercise or exchange thereof.

“Registration Rights” is defined in the recitals hereto.

“Registration Statement” means a registration statement on Form F-3 or F-10 (or any successor form, provided that if at the time of determination, the Company does not meet the requirements to use Form F-3 or F-10, then on Form F-1 or any successor form) of the Company, or other registration contemplated by Section 2.2(a), including any documents incorporated therein by reference.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shares” is defined in the preamble hereto.

“Suspension Event” is defined in Section 2.3(a).

“Transfer” shall mean any direct or indirect sale, transfer, assignment, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other disposition to any person, including those by way of spin-off, hedging or derivative transactions or otherwise.

“TSX” means the Toronto Stock Exchange.

“Underwritten Offering” is defined in Section 2.1(b).

“Underwritten Offering Notice” is defined in Section 2.1(b).

ARTICLE II

REGISTRATION RIGHTS

2.1          Mandatory Registration.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, as promptly after the Closing Date as the Company reasonably determines is necessary in order for such Registration Statement (or amendment thereto) to be declared effective by the Commission by the date that is six (6) months following the date of this Agreement, the Company shall file with the Commission a Registration Statement with respect to resales of the Registrable Securities; it being understood that such Registration Statement may also register other securities of the Company. Each Holder and its counsel shall have a reasonable opportunity to review and comment upon such Registration Statement and upon each amendment to such Registration Statement and any related Prospectus prior to its filing with the Commission. Each Holder shall furnish all information reasonably requested by the Company for inclusion therein relating to such Holder and its plan of distribution for the Registrable Securities. The Company shall use its reasonable best efforts to have such Registration Statement or amendment declared effective by the Commission by the date that is six (6) months following the date of this Agreement. The Company shall use its best efforts to keep such Registration Statement effective pursuant to Rule 415 promulgated under the Securities Act (or any successor rule providing for offering securities on a continuous basis) and available for sales of all of the Registrable Securities at all times until the earlier of (i) the date on which all of the Registrable Securities covered by such Registration Statement are eligible for sale without registration pursuant to Rule 144 (or any successor provision) under the Securities Act without volume limitations or other restrictions on transfer thereunder or (ii) the date on which the Holders consummate the sale of all of the Registrable Securities registered under such Registration Statement. The Company hereby undertakes and agrees (with respect to only the information provided by the Company to be included in such Registration Statement) that such Registration Statement (including any amendments or supplements thereto and Prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The Company shall, as required by applicable securities regulations, from time to time file with the Commission, pursuant to Rule 424 promulgated under the Securities Act, the Prospectus and Prospectus supplements, if any, to be used in connection with sales of the Registrable Securities under such Registration Statement. Each Holder and its counsel shall have a reasonable opportunity to review and comment upon the Prospectus and Prospectus supplements prior to its filing with the Commission. All offers and sales of Registrable Securities covered by such Registration Statement by the Holders thereof shall be completed within the period during which such Registration Statement remains effective and not the subject of any stop order, injunction or other order of the Commission. Upon notice that such Registration Statement is no longer effective, each Holder will not offer or sell the Registrable Securities covered by such Registration Statement. If directed in writing by the Company, each Holder will return all undistributed copies of the related Prospectus in the Holder’s possession upon the expiration of such period, other than permanent file copies then in the possession of the Holder’s counsel.

(b)          Underwritten Registered Resales. Following the date that is six (6) months after the Closing Date, the Company shall, as promptly as reasonably practicable following the written request of the Designated Holder for registration under the Securities Act of all or part of the Registrable Securities (an “Underwritten Offering Notice”), file a Registration Statement with the Commission with respect to resales of the Registrable Securities pursuant to an underwritten public offering (an “Underwritten Offering”), and shall, subject to the terms of this Article II, use its reasonable best efforts to cause such Registration Statement to be declared effective under the Securities Act promptly after the filing thereof; provided, however, that the Company shall not be obligated to effect more than two (2) Underwritten Offerings under this Section 2.1(b); provided, further, that in the event the number of Registrable Securities included in the Underwritten Offering shall have been cutback at the request of the managing underwriter(s) by 10% or more from the number of Registrable Securities requested in the Underwritten Offering Notice by the applicable Holder(s), then such Underwritten Offering shall not count towards the two (2) Underwritten Offerings permitted under this Section 2.1(b); and provided, further, that the Company shall not be obligated to effect, or take any action to effect, an Underwritten Offering within ninety (90) days following the last date on which an Underwritten Offering was effected pursuant to this Section 2.1(b) or during any lock-up period required by the underwriters in any prior Underwritten Offering conducted by the Company on its own behalf or on behalf of selling shareholders. Any request for an Underwritten Offering hereunder shall be made to the Company in accordance with the notice provisions of this Agreement. Upon receipt of a valid Underwritten Offering Notice for an Underwritten Offering in accordance with the terms of this Section 2.1(b), the Company shall give written notice of the proposed Underwritten Offering to all other Holders as soon as practicable, and each Holder who wishes to participate in such Underwritten Offering shall notify the Company in writing within ten (10) Business Days after the receipt by such Holder of the notice from the Company, and shall specify in such notice the number of Registrable Securities to be included in the Underwritten Offering. The Designated Holder shall be entitled to select the managing underwriters for any such Underwritten Offering, subject to the approval of the Company, such approval not to be unreasonably withheld. Each Underwritten Offering Notice shall specify the aggregate amount of Registrable Securities to be registered. The Company shall cooperate with the Holder(s) and such managing underwriters in connection with any such offering, including entering into such customary agreements (including an underwriting agreement in customary form) and taking all such other customary actions as the Holders or the managing underwriters of such Underwritten Offering reasonably request in order to expedite or facilitate the disposition of the Registrable Securities subject to such Underwritten Offering, including the obligations described in Section 2.5. A registration shall not be counted as “effected” for purposes of this Section 2.1(b) until such time as the applicable registration statement has been declared effective by the Commission.

2.2          Piggy-Back Registration Rights.

(a)          Piggy-Back Registration. Subject to Section 2.3, if the Company proposes (i) to file a Registration Statement under the Securities Act with respect to an underwritten offering of Common Shares by the Company for its own account or for the account of one or more other shareholders of the Company (other than (A) the Registration Statement filed pursuant to Section 2.1(a) or (B) a registration statement on Form F-4 or S-8 (or any substitute form that may be adopted by the Commission) or filed in connection with an exchange offer or offering of securities solely to the Company’s existing shareholders) or (ii) to file a Canadian Prospectus (other than in connection with an exchange offer or offering of securities solely to the Company’s existing shareholders) that, with the appropriate changes, would permit some or all of the Registrable Securities to be qualified for distribution to the public under such Canadian Prospectus, then the Company shall give written notice of such proposed filing to the Holders as soon as practicable (but in no event less than ten (10) Business Days before the anticipated filing date), and upon the written request of any Holder given to the Company within five (5) Business Days of receiving such notice, the Company shall use its commercially reasonable efforts as soon as practicable thereafter to cause any Registrable Securities specified in such Holder’s request to be included in such Registration Statement or Canadian Prospectus (a “Piggy-Back Registration”). The Company shall, subject to Section 2.2(b), use its commercially reasonable efforts to cause the managing underwriter(s) of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration to be included on the same terms and conditions as any similar securities of the Company included therein. All Holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration shall (i) enter into an underwriting agreement in reasonable and customary form with the underwriter(s) selected by the Company for such Piggy-Back Registration and (ii) complete and execute all questionnaires, powers-of-attorney, indemnities, opinions and other documents reasonably required under the terms of such underwriting agreement.

(b)          Reduction of Offering. If the managing underwriter(s) for a Piggy-Back Registration advises the Company and the Holders of Registrable Securities that in their opinion the dollar amount or number of Common Shares or other securities, if any, that the Company desires to sell, taken together with Common Shares or other securities, if any, as to which registration has been demanded pursuant to written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, the Registrable Securities as to which registration has been requested under this Section 2.2, and the Common Shares or other securities, if any, as to which registration has been requested pursuant to the written contractual piggy-back registration rights of other shareholders of the Company, exceeds the maximum dollar amount or maximum number of securities that can be sold in such offering without materially adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of securities, as applicable, the “Maximum Threshold”), then the Company shall include in such offering (A) if the registration is undertaken for the Company’s account: (i) first, the Common Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Threshold; (ii) second, to the extent that the Maximum Threshold has not been reached under the foregoing clause (i), the Common Shares or other securities, if any, comprised of Registrable Securities as to which registration has been requested pursuant to the terms hereof, pro rata in accordance with the number of Registrable Securities which such Holders have requested be included in such underwritten offering, regardless of the number of Registrable Securities or other securities held by each such Person that can be sold without exceeding the Maximum Threshold; and (iii) third, to the extent that the Maximum Threshold has not been reached under the foregoing clauses (i) and (ii), the Common Shares or other securities for the account of other Persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such other Persons and that can be sold without exceeding the Maximum Threshold; and (B) if the registration or prospectus filing is undertaken for the account of a holder of Common Shares other than the Registrable Securities: (i) first, the Common Shares or other securities that the holders requesting such underwritten offering and the holders of Registrable Securities desire to include in such offering, allocated pro rata among such holders on the basis of the number of shares of Common Shares (on a fully diluted basis) and the number of Registrable Securities, as applicable, owned by all such holders without exceeding the Maximum Threshold; and (ii) second, to the extent that the Maximum Threshold has not been reached under the foregoing clause (i), the Common Shares or other securities allocated among such other holders in such manner as they agree.

(c)          Withdrawal. Any Holder of Registrable Securities may elect to withdraw such Holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement or qualification of the Canadian Prospectus, as applicable. The Company (whether on its own determination or as the result of a withdrawal by Persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement or Canadian Prospectus at any time prior to the effectiveness of the Registration Statement or qualification of the Canadian Prospectus, as applicable, without thereby incurring any liability to the Holders of Registrable Securities, provided that the Company promptly deliver written notice of such withdrawal to each Holder. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the Holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Article IV.

2.3          Suspension of Offering.

(a)          Notwithstanding Section 2.1 or Section 2.2, the Company shall be entitled to postpone the filing of a Registration Statement or Canadian Prospectus, as applicable, pursuant to an Underwritten Offering described in Section 2.1(b) or related to a Piggy-Back Registration, and from time to time to require any Holder not to sell under such Registration Statement or Canadian Prospectus or suspend the effectiveness or use thereof, if the Board of Directors or the chief executive officer or chief financial officer of the Company determines in good faith that such registration and/or offering would (i) materially and adversely affect any offering of securities of the Company, (ii) impede, delay or otherwise interfere with in any material respect any pending or contemplated acquisition, disposition, corporate reorganization or other similar transaction involving the Company or its subsidiaries, (iii) require disclosure by the Company in such Registration Statement or Canadian Prospectus of material information which the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in such Registration Statement or Canadian Prospectus would be expected, in the Company’s reasonable determination, to cause such Registration Statement or Canadian Prospectus to fail to comply with applicable disclosure requirements or (iv) otherwise have a material adverse effect on the Company (each such circumstance a “Suspension Event”); provided, however, that the Company may not delay, suspend or withdraw such Registration Statement for more than sixty (60) days at any one time, or more than twice in any twelve (12) month period, or more than three times in any two year period. Upon receipt of any written notice from the Company of the happening of any Suspension Event, each Holder agrees, subject to the proviso of the immediately preceding sentence, (x) it will immediately discontinue offers and sales of the Registrable Securities under any such Registration Statement or Canadian Prospectus until such Holder receives copies of a supplemental or amended Prospectus or Canadian Prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (y) it will maintain the confidentiality of the fact of such written notice and any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or other inquiry from any governmental or regulatory authority. If so directed by the Company, such Holder will deliver to the Company all copies of the Prospectus or Canadian Prospectus covering the Registrable Securities current at the time of receipt of such notice, other than permanent file copies then in the possession of the Holder’s counsel.

(b)          If all reports required to be filed by the Company pursuant to the Exchange Act and Canadian Securities Legislation have not been filed by the required date taking into account any permissible extension, upon written notice thereof by the Company to the Holders, the rights of the Holders to offer, sell or distribute any Registrable Securities pursuant to any Registration Statement or Canadian Prospectus or to require the Company to take action with respect to the registration or sale of any Registrable Securities pursuant to any Registration Statement or the offer or sale of any Registrable Securities pursuant to any Canadian Prospectus shall be suspended until the date on which the Company has filed such reports, and the Company shall (i) file all such reports as promptly as practicable and (ii) notify the Holders in writing as promptly as practicable when such suspension is no longer required.

2.4          Qualification. The Company shall file such documents as necessary to register or qualify the Registrable Securities to be covered by a Registration Statement by the time such Registration Statement is declared effective by the Commission under all applicable state securities or “blue sky” laws or Canadian Securities Legislation of such jurisdictions as any Holder or underwriter of the securities being sold by any such Holder may reasonably request in writing, and shall use its reasonable best efforts to keep each such registration or qualification effective during the period such Registration Statement or Canadian Prospectus is required to be kept effective pursuant to this Agreement or during the period offers or sales are being made by the Holders, whichever is shorter, and to do any and all other similar acts and things which may be reasonably necessary or advisable to enable the Holders or such underwriter to consummate the disposition of the Registrable Securities in each such jurisdiction; provided, however, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction or to register as a broker or dealer in such jurisdiction where it would not otherwise be required to qualify but for this Agreement, (ii) take any action that would cause it to become subject to any taxation in any jurisdiction where it would not otherwise be subject to such taxation, or (iii) take any action that would subject it to the general service of process in any jurisdiction where it is not then so subject.

2.5          Additional Obligations of the Company. The Company shall use its reasonable best efforts to cooperate as reasonably requested by any Holder and any underwriter in the offering, marketing or selling of the Registrable Securities (including, if applicable, in “road show” presentations or as otherwise requested by any Holder or any underwriter) under this Agreement. In connection with each Registration Statement that the Company is obligated to effect pursuant to Section 2.1(b), subject to Section 2.3, the Company shall:

(a)          use its reasonable best efforts to, as promptly as reasonably practicable, (i) prepare and file with the Commission the Registration Statement and, if requested in writing by the Designated Holder in conjunction with the delivery of an Underwritten Offering Notice pursuant to Section 2.1(b), prepare and file the Canadian Prospectus with the Canadian Commissions (the “Applicable Canadian Commissions”) of the provinces and territories of Canada identified in such request (the “Applicable Canadian Jurisdictions”), in each case, with respect to the Registrable Securities and (ii) cause the Registration Statement to be declared effective under the Securities Act and the Canadian Prospectus to be qualified under Canadian Securities Legislation of the Applicable Canadian Jurisdictions (the “Applicable Canadian Securities Legislation”); provided, that the Company shall provide each Holder and one U.S. counsel selected by the Designated Holder to have a reasonable opportunity to review and comment on the Registration Statement and on each amendment to the Registration Statement and any related Prospectus and, if a Canadian Prospectus has been requested by the Designated Holder, shall provide each Holder and one Canadian counsel selected by the Designated Holder to have a reasonable opportunity to review and comment on the preliminary Canadian Prospectus and Canadian Prospectus and on each amendment thereto, in each case prior to their filing with the Commission and the Canadian Commissions, as applicable (it being understood that two (2) Business Days shall be considered reasonable);

(b)          use its reasonable best efforts to prepare and file with the Commission and the Applicable Canadian Commissions, as applicable, such amendments and supplements to the Registration Statement and the Prospectus and the Canadian Prospectus used in connection therewith as may be necessary (i) to keep the Registration Statement effective under the Securities Act and the Canadian Prospectus qualified under Applicable Canadian Securities Legislation and (ii) to comply with the provisions of the Securities Act and Applicable Canadian Securities Legislation with respect to the disposition of the Registrable Securities covered by the Registration Statement and the Canadian Prospectus, in each case, for a period of not less than one hundred twenty (120) days or such shorter period in which all of the Registrable Securities included in such registration statement shall have actually been sold thereunder (the “Effective Period”); provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the sum of (X) the length of any Suspension Event in respect of such Registration Statement or Canadian Prospectus and (Y) the period any Holder refrains, at the request of an underwriter of Common Shares (or other securities) of the Company, from selling any securities included in such Registration Statement or Canadian Prospectus;

(c)          furnish to each Holder and each underwriter, if any, of the securities being sold by such Holder such number of conformed copies of the Registration Statement and the Canadian Prospectus (including any preliminary Canadian Prospectus), each amendment and supplement thereto (without any documents incorporated therein by reference or exhibits thereto, unless requested), and the Prospectus included in the Registration Statement (including each preliminary Prospectus and any summary Prospectus and any other Prospectus filed under Rule 424 under the Securities Act), in conformity with the requirements of the Securities Act or Applicable Canadian Securities Legislation, as applicable, and any Issuer Free Writing Prospectus, in each case in customary printed form, and such other documents as such Holder and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Holder;

(d)          notify the Holders: (i) when the Registration Statement, preliminary Canadian Prospectus, Canadian Prospectus, any pre-effective amendment, the Prospectus or any supplement related to the Registration Statement (or the Prospectus included in the Registration Statement) or Canadian Prospectus or post-effective amendment to the Registration Statement or amendment to Canadian Prospectus has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective or, with respect to the Canadian Prospectus, when the same has become qualified under Applicable Canadian Securities Legislation, (ii) of the issuance by the Commission or the Canadian Commissions of any stop order suspending the effectiveness of the Registration Statement or the qualification of the Canadian Prospectus or the initiation or threat of any proceeding for that purpose, and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws or Canadian Securities Legislation of any jurisdiction or the initiation of any proceeding for such purpose;

(e)          during the Effective Period, if any order suspending the effectiveness of the Registration Statement or the Canadian Prospectus is issued, use its reasonable best efforts to obtain the withdrawal of such order at the earliest possible moment;

(f)          during the Effective Period, promptly notify the Holders: (i) of the existence of any fact of which the Company is aware or the happening of any event which has resulted in (A) the Registration Statement or Canadian Prospectus, as then in effect, containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein not misleading or (B) the Prospectus included in such Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) of the Company’s reasonable determination that a post-effective amendment to the Registration Statement or amendment to the Canadian Prospectus would be appropriate or that there exist circumstances not yet disclosed to the public which make further sales under the Registration Statement or Canadian Prospectus inadvisable pending such disclosure and post-effective amendment or amendment, as applicable, as contemplated by Section 2.3(a); and, if the notification relates to any event described in either of the clauses (i) or (ii) of this Section 2.5(f), subject to Section 2.3 above, at the request of the Holders, the Company shall promptly prepare and, with respect to the Registration Statement, to the extent the exemption from the prospectus delivery requirements in Rule 172 under the Securities Act is not available, furnish to the Holders a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement, or related Prospectus, or of a supplement to or amended Canadian Prospectus or file any other required document so that (1) the Registration Statement and Canadian Prospectus shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (2) as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(g)          use its reasonable best efforts to cause all such Registrable Securities to be listed or admitted on the NASDAQ and the TSX (in each case, to the extent not already listed thereon), or on such other U.S. or Canadian national securities exchange on which the Common Shares are then listed, if the listing of Registrable Securities is then permitted under the rules of such U.S. or Canadian national securities exchange;

(h)          use its reasonable best efforts to cause such Registrable Securities covered by any Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Holder(s) thereof to consummate the disposition of such Registrable Securities;

(i)           use reasonable best efforts to obtain for each Holder and any underwriter:

(i)	an opinion of U.S. and Canadian counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such Holder and any underwriter, and

(ii)	a “comfort” letter (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in AU Section 634 of the AICPA Professional Standards, an “agreed upon procedures” letter) signed by the independent registered public accountants who have certified the Company’s financial statements included in such registration statement or Canadian Prospectus (and, if necessary, any other independent registered public accountant of any subsidiary of the Company or any business acquired by the Company from which financial statements and financial data are, or are required to be, included in the registration statement);

(j)          make available, at reasonable times and in a reasonable manner, for inspection by any Holder, any underwriter participating in any disposition pursuant to any Registration Statement or Canadian Prospectus, and any attorney or accountant retained by any Holder or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably necessary to enable such underwriter to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Registration Statement or Canadian Prospectus; provided, however, that, unless the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement or the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, the Company shall not be required to provide any information under this clause (j) if (y) the Company believes, after consultation with counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (z) if either (1) the Company has requested and been granted from the Commission confidential treatment of such information contained in any filing with the Commission or documents provided supplementally or otherwise or (2) the Company reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing unless prior to furnishing any such information with respect to (y) or (z) such Holder requesting such information agrees, and causes each of its Inspectors, to enter into a confidentiality agreement on terms reasonably acceptable to the Company; and provided, further, that each Holder agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action and to prevent disclosure of the Records deemed confidential;

(k)          if reasonably requested by any Holder participating in the offering of Registrable Securities, incorporate in a Prospectus supplement or post-effective amendment or an amended Canadian Prospectus or supplement to a Canadian Prospectus such information concerning such Holder or the intended method of distribution as such Holder reasonably requests to be included therein and is reasonably necessary to permit the sale of the Registrable Securities pursuant to the Registration Statement or Canadian Prospectus, including information with respect to the number of Registrable Securities being sold, the purchase price being paid therefor and any other material terms of the offering of the Registrable Securities to be sold in such offering; provided, however, that the Company shall not be obligated to include (A) in any such Prospectus supplement or post-effective amendment any requested information that is not required by the rules of the Commission and is unreasonable in scope compared with the Company’s most recent Prospectus or Prospectus supplement used in connection with a primary or secondary offering of equity securities by the Company and (B) in any such amended Canadian Prospectus or supplement to a Canadian Prospectus any requested information that is not required by Applicable Canadian Securities Legislation and is unreasonable in scope compared with the Company’s most recent Canadian Prospectus or supplement used in connection with a primary or secondary offering of equity securities by the Company;

(l)          if requested by any underwriter, (i) agree, and cause the Company, to be bound by customary “lock-up” agreements restricting the ability to dispose of Company securities, and (ii) request that any directors or officers of the Company agree to be bound by customary “lock-up” agreements restricting the ability to dispose of Company securities, in each case, for up to a 90 day period beginning on the day of the consummation of the applicable offering;

(m)          cooperate and assist in any filings required to be made with FINRA and in the performance of any due diligence investigation by any underwriter that is required to be undertaken in accordance with the rules and regulations of FINRA;

(n)          use its reasonable best efforts to comply with all applicable rules and regulations of the Commission and Applicable Canadian Securities Legislation, and make available to Holders, as soon as practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first day of the Company’s first full quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act (including, at the option of the Company, Rule 158 thereunder);

(o)          provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the Registration Statement from and after a date not later than the effective date of such Registration Statement;

(p)          cooperate with any Holder and the managing underwriter to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law), if necessary or appropriate, representing securities sold under any Registration Statement or Canadian Prospectus, and enable such securities to be in such denominations and registered in such names as the managing underwriter or such Holder may reasonably request and keep available and make available to the Company’s transfer agent a supply of such certificates as necessary or appropriate prior to the effectiveness of such Registration Statement or qualification of such Canadian Prospectus; and

(q)          otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission and all Canadian Securities Legislation.

2.6          Obligations of the Holder. Each Holder agrees to cooperate with the Company in connection with the preparation of the Registration Statement and/or Canadian Prospectus, and each Holder agrees that it will (i) respond in a timely manner to any written request by the Company to provide or verify information regarding such Holder or the Registrable Securities (including the proposed manner of sale) that may be required to be included in such Registration Statement and related Prospectus pursuant to the rules and regulations of the Commission or, in the case of the Canadian Prospectus, pursuant to Canadian Securities Legislation, and (ii) provide in a timely manner information regarding the proposed distribution by such Holder of the Registrable Securities and such other information as may be requested by the Company from time to time in connection with the preparation of and for inclusion in the Registration Statement and related Prospectus, or the Canadian Prospectus.

ARTICLE III

INDEMNIFICATION; CONTRIBUTION

3.1          Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder and each Person, if any, who controls any Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and any of their partners, members, officers, directors, employees, agents or representatives, as follows:

(b)          against any and all loss, liability, claim, damage, judgment and expense whatsoever, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) pursuant to which the Registrable Securities were registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus or Canadian Prospectus (or, in each case, any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)          against any and all loss, liability, claim, damage, judgment and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation by any Person, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

(d)          against any and all expenses, as incurred (including reasonable fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation by any Person, or investigation or proceeding by any governmental agency or body, commenced or threatened, in each case whether or not a party, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that the indemnity provided pursuant to this Section 3.1 does not apply to any person with respect to any loss, liability, claim, damage, judgment or expense to the extent arising out of or based upon (A) any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the applicable Holder expressly for use in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto), or the Canadian Prospectus (or any amendment or supplement thereto) (the “Holder Information”), or (B) the applicable Holder’s failure to deliver to any purchaser of the Registrable Securities an amended or supplemental Prospectus or Canadian Prospectus furnished to the applicable Holder by the Company, if such loss, liability, claim, damage, judgment or expense would not have arisen had such delivery occurred.

3.2          Indemnification by Holder. Each Holder (and each assignee of such Holder), severally and not jointly, agrees to indemnify and hold harmless the Company, and each of its directors and officers (including each director and officer of the Company who signed a Registration Statement), each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each other Holder as follows:

(a)          against any and all loss, liability, claim, damage, judgment and expense whatsoever (collectively, “Claims”), as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) pursuant to which the Registrable Securities of such Holder were registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus or Canadian Prospectus (or, in each case, any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(b)          against any and all Claims, as incurred, to the extent of the aggregate amount paid in settlement of any litigation by any Person, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of such Holder; and

(c)          against any and all expense whatsoever, as incurred (including reasonable fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation by any Person, or investigation or proceeding by any governmental agency or body, commenced or threatened, in each case whether or not a party, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that the indemnity provided pursuant to this Section 3.2 shall only apply with respect to any loss, liability, claim, damage, judgment or expense to the extent arising out of or based upon (A) any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the Holder Information or (B) such Holder’s failure to deliver to any purchaser of the Registrable Securities an amended or supplemental Prospectus or Canadian Prospectus furnished to such Holder by the Company, if such loss, liability, claim, damage judgment or expense would not have arisen had such delivery occurred. Notwithstanding the provisions of this Section 3.2, each Holder and any assignee shall not be required to indemnify the Company, its officers, directors or control persons with respect to any amount in excess of the amount of the net proceeds actually received by such Holder or assignee, as the case may be, from sales of the Registrable Securities of such Holder under the Registration Statement or Canadian Prospectus that is the subject of the indemnification claim.

3.3          Conduct of Indemnification Proceedings. If an indemnified party intends to seek indemnity pursuant to this Article III, the indemnified party shall promptly (but in any event within twenty (20) days following such party’s receipt of a Claim) provide the party or parties from which indemnification is sought hereunder (the “Indemnifying Party”) with written notice of such Claim, specifying the nature, the amount thereof, to the extent known, and the basis for indemnification sought (it being understood that the failure of the indemnified party to give such notice with reasonable promptness will not relieve the Indemnifying Party from its indemnification obligations hereunder. The Indemnifying Party shall have the right to direct, through counsel of its own choosing (subject to the approval of the indemnified party, such approval not to be unreasonably withheld), the defense or settlement of any such Claim at its own expense. The Indemnifying Party shall have fifteen (15) days to notify the indemnified party that it desires to defend the indemnified party against such Claim. If the Indemnifying Party does not elect to so assume control of such defense within such 15 day period or fails to diligently prosecute or withdraws from such defense, the indemnified party shall control such defense (it being understood that the Indemnifying Party shall pay the costs of the indemnified parties’ counsel). The indemnified party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by the indemnified party in its sole discretion) in any Claim and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such indemnified party. The indemnified party shall reasonably assist and cooperate with the Indemnifying Party and its counsel in the defense or compromise of such claim or demand. Such reasonable assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees, upon reasonable advance notice and for reasonable period of time, to assist in the investigation, defense and resolution of such matters and providing reasonable legal and business assistance with respect to such matters. If the Indemnifying Party assumes the defense of a Claim, no compromise, discharge or settlement of such claims may be effected by the Indemnifying Party without the indemnified party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (A) such compromise, discharge, or settlement provides for a complete and unconditional release of each indemnified party and does not result in a finding or admission of a violation of law or the violation of the rights of any person by the indemnified party and (B) the sole relief provided in connection therewith is monetary damages that are paid in full by the Indemnifying Party. If, however, the Indemnifying Party elects not to assume the defense of a Claim, no compromise, discharge or settlement of such claims may be effected by the indemnified party without the Indemnifying Party’s consent (which shall not be unreasonably withheld, conditioned or delayed).

3.4          Contribution.

(a)          In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in Sections 3.1 and 3.2 above is for any reason held to be unenforceable by the indemnified party although applicable in accordance with its terms, the Company and the relevant Holder shall contribute to the aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by such indemnity agreement incurred by the Company and each Holder, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and such Holder on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities, or expenses. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether the action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, the indemnifying party or the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action.

(b)          The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 3.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 3.4, a Holder shall not be required to contribute any amount in excess of the amount of the net proceeds actually received by such Holder from sales of the Registrable Securities of such Holder under the Registration Statement that is the subject of the indemnification claim.

(c)          Notwithstanding the foregoing, no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 3.4, each Person, if any, who controls a Holder within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as such Holder, and each director of the Company, each officer of the Company who signed a Registration Statement and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as the Company.

ARTICLE IV

EXPENSES

Except to the extent otherwise set out herein or required by law, the Company shall pay all expenses incident to the performance by the Company of its obligations under Article II, including (i) Commission, Canadian Commissions, stock exchange and FINRA registration and filing fees, (ii) all fees and expenses incurred in complying with securities or “blue sky” laws (including reasonable fees, charges and disbursements of counsel to any underwriter incurred in connection with “blue sky” qualifications of the Registrable Securities as may be set forth in any underwriting agreement), (iii) all printing (including expenses of printing certificates, if any, for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses if the printing of prospectuses and Issuer Free Writing Prospectuses is requested by a Holder or underwriter of Registrable Securities), copying, messenger and delivery expenses (iv) the fees, charges and expenses of counsel to the Company and of its independent public accountants and any other accounting fees, charges and expenses incurred by the Company (including any expenses arising from any “comfort” letters, “agreed upon procedures letters,” opinions or any special audits incident to or required by any registration or qualification), (v) the fees, charges and expenses of one U.S. and one Canadian counsel for the Holders (which firms shall be selected by the Designated Holder), (vi) except as provided in the immediately following sentence, the fees and expenses (including underwriting discounts and commissions and transfer taxes) of every nationally recognized investment bank and underwriter engaged in connection with a registration or Canadian Prospectus under Section 2.2 and (vii) any expenses described in clauses (i) through (vi) incurred in connection with the marketing and sale of Registrable Securities, regardless of whether a registration is effected, marketing is commenced or sale is made; provided, that all additional fees and expenses incident to the performance by the Company of its obligations under Article II incurred as a result of the exercise by the Designated Holder of its rights with respect to a Canadian Prospectus under Section 2.5(a), including any such fees or expenses of the type described in clause (i), (iii), (iv), (v) and (vii) relating thereto, shall be borne equally by the Company and the Holders (with the Holders’ portion of such fees and expenses being allocated pro rata among such Holders on the basis of the number of Registrable Securities each such Holder has requested be included in such Canadian Prospectus). Each Holder selling under such Registration Statement or Canadian Prospectus shall be responsible for the payment of its portion of all underwriting discounts and commissions, fees and disbursements of the Holder’s counsel, accountants and other advisors (except as contemplated by the preceding sentence), and any transfer taxes relating to the sale or disposition of the Registrable Securities by such Holder pursuant to this Agreement. The Company will pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any annual audit and the expense of any liability insurance) and the expenses and fees for listing the securities to be registered on each securities exchange and included in each established over-the-counter market on which similar securities issued by the Company are then listed or traded.

ARTICLE V

RULE 144 COMPLIANCE

The Company covenants that it will use its best efforts to timely file the reports required to be filed by the Company under the Securities Act and the Exchange Act so as to enable the Holders to sell the Registrable Securities pursuant to Rule 144 under the Securities Act. In connection with any sale, transfer or other disposition by a Holder of any Registrable Securities pursuant to Rule 144 under the Securities Act or pursuant to a Registration Statement, the Company shall cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold and not bearing any Securities Act legend, and enable certificates for such Registrable Securities to be for such number of shares and registered in such names as such Holder may reasonably request at least three (3) Business Days prior to any sale of Registrable Securities hereunder.

ARTICLE VI

TRANSFER RESTRICTIONS

6.1          General. The right of a Holder to Transfer any Shares is subject to the restrictions set forth in this Article VI, and no Transfer of Shares by a Holder may be effected except in compliance with this Article VI. Any attempted Transfer in violation of this Agreement shall be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the stock transfer books of the Company.

6.2          Lockup.

(a)          No Holder shall Transfer any Shares during the six-month period commencing on the Closing Date (the “Lockup Period”); provided that the Initial Holder may transfer any Shares during the Lockup Period (i) to a person that is an Affiliate or a member of the Initial Holder or (ii) pursuant to any business combination, tender or exchange offer to acquire Common Shares or other extraordinary transaction that the Board of Directors of the Company has recommended.

(b)          During the six-month period commencing at the expiration of the Lockup Period, a Holder may Transfer Shares only:

(i)          in accordance with Section 6.2(a);

(ii)         in a registered offering pursuant to the procedures described in Article II;

(iii)        in a privately negotiated block trade transaction executed through a broker; or

(iv)        in sales in an aggregate amount, together with Shares sold by all other Holders, not in excess of the number of Shares the Initial Holder could sell pursuant to Rule 144(e) under the Securities Act (assuming for these purposes that the Initial Holder was subject to the limitations set forth in Rule 144(e), but excluding, for the avoidance of doubt, all sales of Shares by the Holders during such period pursuant to Sections 6.2(b)(i), 6.2(b)(ii) or 6.2(b)(iii)), made (A) in open market sales pursuant to Rule 144 under the Securities Act or (B) in one or more privately negotiated sales exempt from the registration requirements of the Securities Act.

6.3          Opinions. Each Holder agrees that it will, if reasonably requested by the Company, deliver at its expense to the Company an opinion of reputable U.S. counsel selected by such Holder and reasonably acceptable to the Company, in form and substance reasonably satisfactory to the Company and counsel for the Company, that any Transfer made other than in connection with a Registration Statement or a Canadian Prospectus does not require registration under the Securities Act.

ARTICLE VII

MISCELLANEOUS

7.1          Preservation of Rights. The Company shall not enter into any agreement, amendment or waiver, take any action, or permit any change to occur, with respect to its securities that violates or is inconsistent with, the rights expressly granted to the holders of the Registrable Securities in this Agreement.

7.2          Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.3          Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the choice of laws provisions thereof.

(b)          Each of the parties hereto (a) consents to submit itself to the exclusive jurisdiction of the federal or state courts in King County in the State of Washington, or if such courts do not have jurisdiction, a federal or state court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (the “Chosen Courts”) (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.

7.4          Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR BY THE TRANSACTIONS CONTEMPLATED HEREBY.

7.5          Amendment; Waiver. This Agreement may be amended, modified or supplemented at any time prior to the Closing by mutual agreement of each of the parties hereto. Any amendment, modification or revision of this Agreement and any waiver of compliance or consent with respect hereto shall be effective only if in a written instrument executed by each of the parties hereto. The waiver by any party of the performance of any act shall not operate as a waiver of the performance of any other act or an identical act required to be performed at a later time.

7.6          Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and, except as set forth in this Agreement, there are no representations or warranties, express or implied, made by any party to this Agreement with respect to the subject matter of this Agreement. Any and all previous agreements and understandings between or among the parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement and the agreements referred to or contemplated herein.

7.7          Assignment; Successors and Assigns. This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void; provided, however, that the Initial Holder may assign some or all its rights and obligations hereunder, without such consent, in connection with a transfer of some or all of such Initial Holder’s Registrable Securities to any of its Affiliates or to a member of the Initial Holder in a private placement transaction, provided such transferee agrees in writing to be bound by all of the provisions hereof and such Holder provides written notice to the Company within ten (10) Business Days of the effectiveness of such assignment.

7.8          Third Party Beneficiary. Except as may be expressly provided herein (including in Section 3), the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

7.9          Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of the Agreement shall remain in full force and effect. Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties hereto to the fullest extent permitted by applicable Law and the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

7.10        Interpretation. For purposes of this Agreement: (i) the headings contained in this Agreement are for reference purposes only and shall in no way modify or restrict any of the terms or provisions hereof, (ii) except as expressly provided herein, the terms “include,” “includes” or “including” are not limiting and “or” and “either” are not exclusive, (iii) the words “hereof” and “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) article, section, paragraph, exhibit, annex and schedule references are to the articles, sections, paragraphs, exhibits, annexes and schedules of this Agreement unless otherwise specified, (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders, (vi) a reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns, (vii) a reference to any laws or other legislation or to any provision of any law or legislation shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, (viii) all references to “$” or “dollars” shall be deemed references to United States dollars, and (ix) capitalized terms used and not defined in the exhibits, annexes and schedules attached to this Agreement shall have the respective meanings set forth in this Agreement.

7.11        Notices. Any notice, request, demand, waiver, consent, approval, or other communication that is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to such party personally or sent to such party by email or facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 7.11), by overnight courier, or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below:

If to the Company:

Cardiome Pharma Corp.

6190 Agronomy Road, Suite 405

Vancouver, B.C., Canada V6T 1Z3

Attention:	David McMasters
Fax No.:	(604) 677-6915

with a copy to (which shall not constitute notice):

Sullivan & Cromwell
1888 Century Park East
Los Angeles, California 90067-1725
United States
Attention:	Alison Ressler
Facsimile:	(310) 712-8800
Email:	resslera@sullcrom.com

If to the Initial Holder:

[Address of the Initial Holder has been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

with a copy to (which shall not constitute notice to the Seller):

[Address of the Initial Holder has been redacted in accordance with Section 12.2(3) of National Instrument 51-102]

with a copy to (which shall not constitute notice):

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

Attention:	Peter Laveran
Facsimile:	(646) 441 9024
Email:	plaveran@cov.com

or to such other address or Person as any party hereto may have specified in a notice duly given to the other parties hereto as provided herein. With respect to any subsequent Holder: such notice address as provided at such time that such Holder agrees in writing to be bound by all of the provisions hereof.

Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered, emailed, sent by facsimile, overnight couriered, or mailed.

7.12        Equitable Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage may occur in the event that any of the covenants or agreements set forth herein were not performed by them in accordance with the terms hereof or were otherwise breached and that money damages or other legal remedies may not be an adequate remedy. Accordingly, the parties hereto agree that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the covenants and agreements set forth in this Agreement, and to enforce specifically such covenants and agreements (without any requirement to post any bond or other security in connection with seeking such relief), in addition to any other remedy at law or equity, exclusively in the Chosen Courts. For purposes of this Section 7.12, each of the parties hereto hereby consents to service of process in accordance with the terms of Section 7.3(b). Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall be construed to permit or not permit any Holder to enforce the consummation of the Purchase Agreement.

[Signatures on following page]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered in its name and on its behalf as of the date first written above.

THE COMPANY:

CARDIOME PHARMA CORP.

By:	“Jennifer Archibald”
Name:	Jennifer Archibald
Title:	Chief Financial Officer

INITIAL HOLDER:

CARCOR INVESTMENT HOLDINGS LLC

By:	“Constantine M. Dakolias”
Name:	Constantine M. Dakolias
Title:	President

Registration Rights Agreement

Signature Page